Exhibit 77(c)

               SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

A special meeting of shareholders of the Funds was held on April 9, 2002 to approve an amendment to the Registrant's Declaration of Trust to remove the upper limit on the number of trustees that the Registrant's Board of Trustees may set from time to time (AGGREGATING VOTES OF ALL SERIES OF THE REGISTRANT) (For: 44,357,047, Against: 1,488,899).